COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

CAMBIOR TO HOLD FOURTH QUARTER AND YEAR-END 2004 RESULTS
CONFERENCE CALL AND AUDIO WEBCAST
ON FEBRUARY 18, 2005 AT 1:30 P.M.

Longueuil, February 18, 2005 – Following the release of its fourth quarter and year-end 2004 results earlier this morning, Cambior will host a conference call today at 1:30 p.m., local time (not the 22nd as previously indicated). Details to access the conference call and the live audio webcast are as follows:

Conference call:
(Please call approximately five minutes prior to the scheduled start of the call)
- **For local and overseas calling**: (416) 641-6684
- **Toll-free within North America**: 1(800)396-0424

Live Audio webcast:
(listen only mode)
- Cambior website at www.cambior.com
- CCN Matthews at www.ccnmatthews.com/cambior

Replay information and archive
(Available for a period of 7 days)
- **Call (416) 626-4100 – Reservation # 21228406**
- Webcast will be archived on the Company's website at www.cambior.com

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

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For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
CP-2005-04